EX 99.28(d)(46)(x)

Amendment

to Amended and Restated

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and J.P. Morgan Investment Management Inc.

This Amendment to the Investment Sub-Advisory Agreement, effective as of August 31, 2018, is by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and J.P. Morgan Investment Management Inc., a Delaware corporation and registered investment adviser (the “Sub-Adviser”).

W I T N E S S E T H:

Whereas, the Adviser and JNL Series Trust, a Massachusetts business trust (the “Trust”), have entered into an Investment Advisory Agreement dated January 31, 2001, Amended and Restated as of February 28, 2012, further Amended and Restated as of December 1, 2012, further Amended and Restated as of November 30, 2012, effective as of April 29, 2013, and further Amended and Restated as of June 24, 2013, effective as of July 1, 2013, as amended from time to time (the “Advisory Agreement”), pursuant to which the Adviser has agreed to provide investment management services to the Trust, and pursuant to which the Adviser may delegate one or more of its duties to a sub-adviser, pursuant to a written sub-advisory agreement.

Whereas, the Adviser and the Sub-Adviser are parties to a sub-advisory agreement dated May 2, 2005, and Amended and Restated effective as of December 1, 2012, as amended from time to time (the “Sub-Advisory Agreement”), pursuant to which the Sub-Adviser furnishes investment advisory services to certain investment portfolios of the Trust, as listed on Schedule A of the Sub-Advisory Agreement (each a “Fund,” and collectively, the “Funds”).

Whereas, the Adviser and the Sub-Adviser amended the Sub-Advisory Agreement on June 5, 2017 (the “Prior Amendment”), in anticipation of the Department of Labor’s “Fiduciary Rule” becoming applicable.

Whereas, the Department of Labor’s Fiduciary Rule has since been vacated and the Adviser and Sub-Adviser wish to terminate the Prior Amendment.

Whereas, the Board of Trustees of the Trust has approved this Amendment to the Sub-Advisory Agreement and it is not required to be approved by the shareholders of the Funds.

Now, Therefore, it is hereby agreed between the parties hereto as follows:

1.	The below provision added by the Prior Amendment to Section 8 of the Sub-Advisory Agreement is hereby deleted in its entirety:

The Sub-Adviser agrees to waive a portion of the sub-advisory fee payable to it with respect to the Fund(s) in an amount equal to the amount of the sub-advisory fee attributable to the value of the shares of the Fund(s) that are beneficially owned by retirement plans and IRAs (“Plans”) as part of variable insurance contracts that were sold to the Plans by an affiliate of the Sub-Adviser (“Plan Owned Fund Shares”). The waiver will be calculated by Adviser and Sub-adviser will review for reasonableness, based on the average net asset value of the Plan Owned Fund Shares during the previous calendar month as calculated by Adviser. The Adviser will send a statement of its calculation of the waiver to the Sub-Adviser at the time of its payment of the sub-advisory fee to the Sub-Adviser.

2.	Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

3.	Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Sub-Advisory Agreement shall remain unchanged and shall continue to be in full force and effect.

4.	Miscellaneous. Capitalized terms used but not defined herein shall have the meanings as assigned in the Sub-Advisory Agreement.

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In Witness Whereof, the parties have caused their respective duly authorized officers to execute this Amendment as of the date first above written.

Jackson National Asset Management, LLC		J.P. Morgan Investment Management Inc.

By:	/s/ Mark D. Nerud	By:	/s/ Ana Brands
Name:	Mark D. Nerud	Name:	Ana Brands
Title:	President and CEO	Title:	Vice President